SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 13, 2000

CREO PRODUCTS INC.
(Exact name of Registrant as specified in its charter)

3700 Gilmore Way
Burnaby, B.C. Canada V5G 4M1
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F     x          Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes            No     x

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CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com

FOR IMMEDIATE RELEASE

CreoScitex Appoints Dan McConnell to Expand Packaging Market

Vancouver, BC, Canada 2000 (13 October 2000) - CreoScitex, a division of Creo Products
Inc. (NASDAQ: CREO; TSE: CRE), has appointed Dan R. McConnell to lead the North America
Packaging Group.  Mr. McConnell brings extensive experience in acquisitions and in expanding profitable sales as Executive Vice President and General Manager of Barco
Graphics North America, a position he held from 1993 to 1999.

Mr. McConnell holds a Bachelor of Science, Electrical Engineering, Massachusetts Institute
of Technology, with a second major in Humanities, and a Master of Science, Management, from George Washington University.

"We welcome Dan to CreoScitex where he finds a market eager to access our new packaging products," said Dr. Shlomo Shamir, President and Chief Executive Officer, CreoScitex
America, Inc. "Dan is one of the leading figures in the field of packaging and his appointment reflects the market's importance to the company, and our commitment to increase our investment and focus on packaging. Dan's experience and knowledge of the packaging market are extremely valuable assets to CreoScitex and we believe this will greatly benefit our customers.  This is another step in our effort to provide our customers with the most advanced and cost effective, as well as most complete packaging solutions".

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is an Original Equipment Manufacture supplier of on-press imaging technology and components for digital presses. CreoScitex is a division of Creo Products
Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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©2000 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products
Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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Contacts:
CreoScitex (America)
Mark Sullivan
Tel: +1-781-280-7585
Fax: +1-781-275-5649
Email: mark_sullivan@creoscitex.com